

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

June 10, 2008

<u>Via U.S. Mail and Facsimile</u>

Thomas Kaetzer
Chief Executive Officer
Baseline Oil & Gas Corp.
411 North Sam Houston Parkway East, Suite 300
Houston, Texas 77060

> **Re: Baseline Oil & Gas Corp.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed May 29, 2008**
> **File No. 0-51888**

Dear Mr. Kaetzer:

We have completed our review of your preliminary proxy statement and do not, at this time, have any further comments.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Matthew Cohen (214.999.1613)
    Sean Donahue